Exhibit 99.2

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
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CHINA HYDROELECTRIC CORP.,	:
	:	Civil Action No.
Plaintiff,	:
:
– against –	:
:
NEWQUEST CAPITAL MANAGEMENT	:
(CAYMAN) LIMITED; NEWQUEST ASIA	:
FUND I (G.P.) LTD.; NEWQUEST ASIA FUND	:	COMPLAINT
I, L.P.; CPI BALLPARK INVESTMENTS LTD;	:
SWISS RE FINANCIAL PRODUCTS CORP.;	:
CHINA ENVIRONMENT FUND III, L.P.;	:
CHINA ENVIRONMENT FUND III	:
MANAGEMENT, L.P.; CHINA	:
ENVIRONMENT FUND III HOLDINGS LTD.;	:
DONALD C. YE; SHELBY CHEN; MICHAEL	:
LI; LARRY ZHANG; IAN ZHU; AQUA	:
RESOURCES ASIA HOLDINGS LIMITED;	:
AQUA RESOURCES FUND LIMITED;	:
FOURWINDS CAPITAL MANAGEMENT;	:
ABRAX; ABRAX LIMITED; IWU	:
INTERNATIONAL LTD. (collectively “THE	:
INSURGENT GROUP”),	:
:
Defendants.	:
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Plaintiff China Hydroelectric Corp. (the “Company” or “Plaintiff”), by its undersigned attorneys, DLA Piper LLP (US) and Hunton & Williams LLP, for its Complaint and claim for relief against NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P., CPI Ballpark Investments Ltd (collectively “NewQuest/CPI”), Swiss Re Financial Products Corp. (“Swiss Re”), China Environment Fund III, L.P., China Environment Fund III Management, L.P., China Environment Fund III Holdings Ltd., Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang, Ian Zhu (collectively “CEF”), Aqua Resources Asia Holdings Limited, Aqua Resources Fund Limited, FourWinds Capital Management (collectively “Aqua”), Abrax, Abrax Limited (collectively “Abrax”), IWU International Ltd. (“IWU”) (NewQuest/CPI, Swiss Re, CEF, Aqua, Abrax and IWU collectively are referred to as the “Insurgent Group” or “Defendants”) states and alleges as follows:

SUMMARY OF THE ACTION

1. This action arises under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), 15 U.S.C. § 78m(d), and seeks immediate injunctive relief against the unlawful conduct of the Insurgent Group in connection with its scheme to acquire control of the Company, the largest independent power producer involved with small hydroelectric projects in the People’s Republic of China (the “PRC”). By this action, the Company seeks to cure the irreparable harm caused by misinformation and material information that is required to be disclosed to shareholders pursuant to the federal securities laws.

2. The Company is a Cayman Islands exempted company. Its shares trade in the United States through American Depositary Shares (“ADS”), which are registered pursuant to Section 12 of the Exchange Act and listed on the New York Stock Exchange (the “NYSE”). The Company is classified as a foreign private issuer under the Exchange Act. As a foreign private issuer, the Company’s shareholder meetings are not subject to the Exchange Act’s proxy rules. As a foreign private issuer, holders of the Company’s shares are subject to and required to comply with Section 13(d) of the Exchange Act, as well as all other applicable provisions of the federal securities laws.

3. As explained below, at undisclosed times and places, NewQuest/CPI entered into one or more undisclosed contracts, arrangements, understandings or relationships with one or more of the other members of the Insurgent Group to wrest control of the Company. Acting in secret, they formed a plan to call an extraordinary general meeting of the Company’s shareholders and replace five current members of the Board of Directors with nominees of their own. As described below, their plan also involved violating New York Stock Exchange Rules so as to avoid publication by the Exchange of their intent to call a meeting, the fact of the meeting, the time of the meeting, the record date for the meeting, whether the meeting involved a proxy contest, and whether there would be broker and bank discretionary voting at the meeting.

4. Defendants’ failure to make timely disclosure of their plans, as required by Section 13(d), and their continuing failure to make proper disclosure of their actions and agreements to date, is in clear violation of the securities laws, and denies shareholders of the Company material information to which they are clearly entitled. Unless ordered to make corrective and full disclosures, and enjoined from furthering their plans until they do so, Defendants will persist in their wrongful conduct.

5. Indeed, the Insurgent Group has persisted in its plan despite full knowledge and awareness that the Company will hold its Annual Meeting on October 19, 2012 and that the Company has already fixed September 28, 2012 as the record date for that meeting. The fact of this Annual Meeting, the date on which it will be held and the record date for the meeting has been fully disclosed and published in the NYSE’s Daily Bulletin. The meeting will include the election of directors and, if the Insurgent Group wishes to participate, any matters they may properly propose for consideration at the meeting, including the election and removal of any or all of the Company’s directors.

6. Stated bluntly, the Insurgent Group is seeking to conduct an election by ambush that will have the effect of disenfranchising shareholders, particularly holders and owners of ADS from making critical decisions based upon full disclosure of material facts concerning the future path of the Company and permit a group of insurgent funds to take control of the Company without paying a control premium to the Company’s shareholders.

7. Specifically, on August 21, 2012, the NewQuest/CPI filed an amendment to the Schedule 13D it had on file with the Securities and Exchange Commission, announcing for the first time that it, along with 12 other funds from across the globe (including China, the Cayman Islands, Guernsey Channel Islands, Hong Kong and Canada), had formed the Insurgent Group, and on that same day (a) wrote a letter to the Company’s Board of Directors severely criticizing the Company’s current results and operations, (b) prepared a notice for an extraordinary general meeting of the Company’s shareholders, (c) prepared proxy material which proposes to remove and elect directors, (d) entered into a voting agreement with all but one of the other funds in the Insurgent Group, and (e) obtained a letter of support from that one remaining fund in the Insurgent Group.

8. Unless one were to believe that a group of 13 funds from around the world came together in one day, and on the same day, August 21, conceived, negotiated and entered into a plan to seek control of the Company which included no less than devising, negotiating and entering into a Voting Agreement, identifying and agreeing upon a slate of directors, preparing a full set of proxy materials and drafting and sending a joint letter to the Board—a proposition that defies common sense and credibility—it is clear that the Insurgent Group deliberately and willfully failed to make required filings on a timely basis under Section 13(d) announcing their intent to form a group, any proposed agreements, contracts or understandings among the group members, and their plans and proposals for changing the present Board members and management.

9. Rather than providing critical information to shareholders on a timely basis as required by Section 13(d), the Insurgent Group sought to hide behind the veil of secrecy to develop a detailed plan to replace the current board with a slate of individuals wholly lacking experience in the industry. More significantly, on information and belief, the disclosures in the Insurgent Group’s 13D filing provide to shareholders only the tip of the iceberg of information. Until the shareholders are provided fundamental information concerning (i) the timing of understandings that led to the formation of a group across the world, (ii) the existence of any proposed or actual agreements that may benefit any member of the Insurgent Group in the event that their slate is elected, and (iii) timely plans and proposals for the Company that they presumably discussed with their proposed nominees for the Board, the Insurgent Group should not be permitted to take any additional steps in furtherance of their plan to take over the Company.

10. In addition to the Insurgent Group’s efforts to hide the ball about their plans and agreements, they did not give the NYSE timely notice of the record dates and meeting date they proposed for their ostensible shareholder meeting. Section 202.41 of the Listed Company Manual of the New York Stock Exchange (the “NYSE Rules”) requires that the Exchange receive at least 10 days prior notice of the fixing of the record date for determining share ownership. The advance notice provides the necessary information to the NYSE to publish an official notice in its Daily Bulletin that a meeting has been called, the date it will be held and the record date for the meeting. In addition, if the meeting involves a proxy contest, the bulletin will declare a proxy contest.

11. Within a span of less than ten days, the Insurgent Group sought to establish two different record dates that disregard these requirements as part of its misguided effort to call an extraordinary general meeting for September 28, 2012. On August 21, 2012, it published a notice which sought to set the record date at August 21st. Knowing full well that NYSE rules required 10 days prior notice, it contacted the NYSE presumably in an apparent effort to get a waiver of the notice rule. If, in fact, the Insurgent Group sought a waiver, it was not granted, a fact which clearly should have been disclosed. If, on the other hand, it did not make any attempt to get relief from the rule, the Group should have disclosed that its meeting notice disregarded the rule. There are no such disclosures in NewQuest/CPI’s amended 13D filing. A second effort by the Insurgent Group to set a record date of August 29th was similarly unavailing and that failure is also not disclosed in any 13D.

12. Accordingly, the 13Ds failed to disclose that the record date proposed by Insurgent Group was not recognized nor published by the NYSE, the organization that publishes the record date to the market and upon which the market relies. Nor has the meeting date or proxy contest proposed by the Insurgent Group been so recognized or published.

13. The 13Ds filed by the Insurgent Group also fail to disclose that their failure to comply with NYSE Rule 204.21, and their attempt to circumvent the Exchange’s Rules, potentially subjects the Company to an array of sanctions by the NYSE, ranging from a public reprimand to the suspension of trading or delisting of the Company’s securities (see Listed Company Manual Section 303A.13). While the Insurgent Group may believe (wrongfully) that they are entitled to fix the Record Date as they have under Cayman law, they simply ignore the fact that the Company is listed on the New York Stock Exchange and, as such, is subject to its Rules. Once again, there is nothing in the Insurgent Group’s 13D disclosing to shareholders the potential consequences of the Insurgent Group’s actions.

14. Nor does any 13D filed by the Insurgent Group advise shareholders that under the Deposit Agreement dated as of January 25, 2010 among the Company, the Bank of New York Mellon (“BoNY” or the “Depositary”), and all owners and holders of ADS, it is the Depositary, BoNY, that fixes the Record Date for determining the owners of ADS that are entitled to exercise voting rights (Deposit Agreement §4.06), and that BoNY will only fix a Record Date that complies with the NYSE’s Rules.

15. Upon information and belief, either the Insurgent Group never requested BoNY to set a Record Date, or was advised by BoNY that it would not set a Record Date on August 21 or 29, 2012 in violation of NYSE Rule 204.21. Either way, there is no disclosure to shareholders in the Insurgent Group’s 13D filings regarding the Depositary, the rights of the Depositary to set the Record Date for owners of ADS, any communications between the Insurgent Group and BoNY regarding the Record Date, or the consequences of the Insurgent Group’s failure to have BoNY fix the Record Date in accordance with the NYSE Rules and pursuant to the terms and conditions of the Deposit Agreement.

16. The significance of this failure by the Insurgent Group to make full disclosure regarding Rule 204.21 and the Deposit Agreement cannot be overstated. The holders of the ADS, control approximately 38% of the shares entitled to vote. They are the Independents in this election. By confusing and possibly misinforming these ADS owners—who would expect a Record Date to be fixed by BoNY and a proper Notice to be officially published by the NYSE so that they could properly contact BoNY to vote their shares under the Deposit Agreement—the Insurgent Group has engendered confusion that, intentionally or not, will likely depress the Independent Voter turnout so that the Insurgent Group may elect their nominees based upon the Insurgent Group’s 40% ownership.

17. In contrast to the subterfuge of the Insurgent Group, the Company has fixed a record date through BoNY and the NYSE in compliance with NYSE Rules and the Deposit Agreement. Notably, the NYSE accepted the Company’s request to schedule its shareholder meeting for October 19, 2012 and to set a record date of September 17, 2012 for that meeting. The NYSE published those facts in its Daily Bulletin. Nonetheless, the Insurgent Group continues to press forward with its proxy solicitation based upon an August 27 Record Date and a September 28, 2012 meeting date, and without full disclosure of these material facts in its 13D filing.

18. Finally, the proxy statement the Insurgent Group attached to and made a part of the Group’s amended 13D filing leaves out fundamental information that any investor would expect to see in a proxy statement designed to unseat a company’s directors and install an alternate slate. For example, there is nothing in their proxy statement that says whether the Insurgent Group’s nominees have consented to serve if elected as directors, nor is there anything that says whether current directors who they have not sought to unseat would be willing to stay on if the Insurgent Group is successful in its efforts to obtain control. This has already become a source of confusion. The Company believes the two current directors would resign. The Insurgent Group claims that it has been informed these directors will stay on.

19. In sum, the relief sought in this action is critical to provide to shareholders the information necessary to evaluate the Insurgent Group’s proposal. Absent relief to cure these fundamental violations of the securities laws, the shareholders will be irreparably harmed since the Insurgent Group threatens to take control of the Company without adequate disclosure under Section 13(d) of the Exchange Act.

THE PARTIES

20. Plaintiff China Hydroelectric Corp. is a Cayman Islands corporation with its principal place of business in Beijing, China. Plaintiff is a fast-growing owner, operator and developer of small hydroelectric power projects in the People’s Republic of China, led by an international management team. Plaintiff is now the PRC’s largest independent power producer involved with small hydroelectric projects. As referenced above, Plaintiff is a foreign private issuer whose ADS are registered pursuant to Section 12 of the Exchange Act and listed on the NYSE.

21. Defendant CPI Ballpark Investments Ltd (“CPI”) is incorporated in the Republic of Mauritius, and is a wholly owned subsidiary of NewQuest Asia Fund I, L.P. (“Newquest LP”), a Cayman Islands exempted limited partnership. Defendants NewQuest Capital Management (Cayman) Limited, NewQuest Asia Fund I (G.P.) Ltd., and NewQuest Asia Fund I, L.P. (collectively “NewQuest”) are Cayman Islands entities. NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company (“NewQuest GP”), is the sole general partner of NewQuest LP. NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management”) provides management and advisory services to NewQuest GP.

22. Defendant Swiss Re Financial Products Corp. (“Swiss Re”) is a Delaware corporation with a principal place of business in New York.

23. Defendants China Environment Fund III, L.P., China Environment Fund III Management, L.P., and China Environment Fund III Holdings Ltd. (collectively “CEF III”) are Cayman Islands entities, with a principal place of business in Hong Kong.

24. Defendant Donald C. Ye is a United States citizen and is a member of the CEF III Investment Committee.

25. Defendant Shelby Chen is a United States citizen and is a member of the CEF III Investment Committee.

26. Defendant Michael Li is a Canadian citizen and is a member of the CEF III Investment Committee.

27. Defendant Larry Zhang is a Chinese citizen and is a member of the CEF III Investment Committee.

28. Defendant Ian Zhu is a United States citizen and is a member of the CEF III Investment Committee.

29. Defendant Aqua Resources Fund Limited (“Aqua”) is a Guernsey Channel Island company with a principal place of business in the Guernsey Channel Islands.

30. Defendant Aqua Resources Asia Holdings Limited (“ARAHL”) is a Cayman Island company with a principal place of business in the Cayman Islands, and is a wholly owned subsidiary of Aqua.

31. Defendant FourWinds Capital Management is a Cayman Island company with a principal place of business in the Cayman Islands, and is the discretionary investment manager of Aqua.

32. Defendant Abrax is a Hong Kong partnership with a principal place of business in Hong Kong.

33. Defendant Abrax Limited is a Hong Kong company with a principal place of business in Hong Kong, and is the general partner of Abrax.

34. Defendant IWU International Ltd. is a British Virgin Islands company with a principal place of business in the British Virgin Islands.

JURISDICTION

35. The claims asserted herein arise under Sections 13(d) of the Exchange Act (15 U.S.C. § 78m(d)) and the Securities and Exchange Commission (“SEC”) rules and regulations promulgated thereunder.

36. This court has jurisdiction over the action pursuant to the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331.

37. Venue is proper in this judicial district pursuant to the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. One or more of the acts and transactions complained of herein have occurred, are occurring, and unless enjoined, will continue to occur in this judicial district.

38. This Court has personal jurisdiction over the Insurgent Group based, among other things, upon the SEC filings complained of herein, the Insurgent Group’s trading of the Company’s ADSs upon the New York Stock Exchange, and the Insurgent Group’s proxy solicitation activities in and based out of New York.

BACKGROUND

39. The background facts relevant to this action are set forth below.

A.	The Insurgent Group’s Initial Filings.

40. Prior to their surprise joint filing on August 21, 2012, only three members of the Insurgent Group made any public filings or disclosures with respect to their ownership of shares in the Company or their intentions with respect to those shares.

41. On February 11, 2011, Swiss Re filed a Schedule 13G disclosing beneficial ownership of 6.5% of the Company. By law, filing a Schedule 13G required Swiss Re to have no intent to control or influence the operations of the Company.

42. On April 7, 2011, CEF III filed a Schedule 13G disclosing beneficial ownership of 5.1% of the Company and, like Swiss Re, required CEF III to have no intent to control or influence the operations of the Company.

43. On April 19, 2011, NewQuest/CPI filed a Schedule 13D disclosing beneficial ownership of approximately 25% of the Company. Under Item 4, CPI and NewQuest stated:

Each of NewQuest and CPI made its purchases for investment purposes. CPI intends to optimize the value of its investments and, therefore, will review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, CPI may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Ordinary Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

Representatives of CPI have had discussions with Company management and may in the future have such discussions concerning ways the Company could maximize shareholder value.

Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

44. Under Item 6, NewQuest/CPI disclosed only the original shareholder agreement entered into in December 2009, before the Company’s IPO on the NYSE and a joint filing agreement among the NewQuest companies and CPI. The disclosure listed no other contracts, arrangements, understandings or relationships with respect to the securities of the Company.

45. On April 25, 2011, NewQuest/CPI amended its Schedule 13D to add an affiliate NewQuest Capital Management (Cayman) LLC as a filing person on its schedule and show a joint filing agreement which added this affiliate. Otherwise, the amendment was substantially the same as the original 13D.

46. In short, in their filings, CEF, CPI and NewQuest indicated that they were simply passive investors.

47. Although the SEC Regulations require a prompt amendment following a material change in the disclosures made by a 13D filer, and although SEC Regulations give a 13G filer no more than 10 days to file a 13D and fully disclose all the matters required to be disclosed in a 13D once it decides to influence or seek control of a company or join others in such an effort, no further amendments or changes were made to these initial Schedule 13D and G disclosures by Swiss Re, CPI or NewQuest until August 21, 2012.

48. Accordingly, the only information in the marketplace until then was that none of these entities had any intent to form any group, control agreements, or other plan to affect any control or influence over the operations or management of the Company. As is now clear, these continuing representations by Swiss Re, CPI and NewQuest were false.

B.	The Insurgents First Reveal The Formation of their Group and Their True Intentions on August 21, 2012.

49. On August 21, 2012, NewQuest/CPI filed a second amendment to its Schedule which showed that it formed a group with the other members of the Insurgent Group. The filing disclosed, for the first time, the existence of the group and its plans to seek control of the Company, namely to remove a majority of the directors on the Company’s Board of Directors and to replace them with a slate of their own nominees.

50. The Insurgent Group claims in their 13D filing that they beneficially own more than 40% of the outstanding shares of the Company, that they entered into a Voting Agreement dated August 21,2012, that they sent a Joint Letter of the same date to the Company demanding, inter alia, that (a) the Board call an Extraordinary General Meeting of all shareholders beginning on September 28, 2012, (b) the purpose of the meeting be to remove five current non-PRC members of the Board to be replaced by the Insurgent’s nominees, (c) the Board set the Record Date of August 21, 2012 for determining who might vote at this meeting, and (d) the Board respond to their demand by the close of business on August 31, 2012.

51. On August 22, 2012, the Board responded to the Insurgent Group’s August 21 Letter, stating that it was currently evaluating the letter and plans to respond to the Shareholder Group in due course.” The Board also announced that “James” Tie Li had “resigned for reasons unrelated to actions recently taken by certain shareholders of the Company.”

C.	The Insurgent Group’s August 30, 2012 Filing.

52. Notwithstanding their own request that the Board respond to their demands by the close of business on August 31, 2012, and the Board’s confirmation that it would do so, the Insurgent Group decided to jump the gun on their own deadline.

53. On August 30, 2012, they filed an Amended 13D in which they disclosed that they were, without waiting for the Board’s response, unilaterally calling for an Emergency General Meeting, that they had called the meeting for September 28, 2012, that they were fixing the Record Date as August 29, 2012, and that they were attaching amended Proxy materials.

D.	The Company’s Response.

54. On August 31, 2012, the date originally set by the Insurgent Group for the Company response, the Company sent a letter to counsel for the Insurgent Group. In that response, the Company placed the Insurgent Group on notice that the Insurgent Group, having asked the Board to fix a Record Date, did not have the unilateral right to fix a Record Date before the Board could respond within the timeframe that the Insurgent Group itself had set, that the Record Date fixed by the Insurgent Group violated the advance notice requirement under NYSE Rule 204.21, that the date was not acceptable to the NYSE, and that the Insurgent Group’s disclosures were misleading to shareholders.

55. NYSE Rule 204.21 states in part:

Prompt notice is required to be given to the Exchange of the fixing of a date for the taking of a record of shareholders, or for the closing of transfer books (in respect of a listed security), for any purpose. The notice should state the purpose or purposes for which the record date has been fixed. This notice should be FAXED (212) 656-5893; or, if by telephone, promptly confirmed by FAX, telegram or letter.

The notice is required to be received by the Exchange not later than the tenth day prior to the record date, or closing date, unless arrangements have been made beforehand with the Exchange for a shorter period of advance notice.

NYSE Rule 204.21.

56. Significantly, in that same letter, the Company made clear that “rather than dwell on the deficiencies and improprieties in the Group’s letters,” the Company was “willing to have a meeting and have the Group properly submit its proposals to and voted upon by the Company’s shareholders.” The Company also made clear that it would call an Annual General Meeting, which could also serve as an Extraordinary General Meeting, no later than October 31, 2012, and that it would set a Record Date in compliance with the Company’s organizational documents and NYSE Rules.

57. Consistent with that communication and its representations, the Company called for an Annual General Meeting, which would also serve as an Extraordinary General Meeting, for October 19, 2012, and set the Record Date of September 17, 2012 for shareholders entitled to vote at that meeting.

58. Unlike the Notice and Record Date set by the Insurgent Group, the Record Date and Notice has been accepted and published by the NYSE as complying with its rules.

E.	The Deposit Agreement: The Owners and Holders of American Depositary Shares

59. Approximately 38% of common shares of the Company are deposited with BoNY, as Depositary, and are subject to a Deposit Agreement between the Company, BoNY, as Depositary, and the owners and holders of the ADS created under the Agreement. Each ADS represents three (3) deposited shares of common stock.

60. Upon information and belief, the NYSE would not set a Record Date without first hearing from BoNY as the Depositary for the ADSs, and BoNY would not set a Record Date in violation of NYSE Rules, specifically Rule 204.21 requiring 10-day advance notice to the Exchange.

61. Under Section 4.06 of the Deposit Agreement, it is the obligation and responsibility of the Depositary to fix the Record Date with respect to the ADS when it receives notice of a meeting:

[W]henever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities ... the Depositary shall fix a Record Date ... (i) for the determination of the Owners who shall be ... (ii) entitled to give instructions for the exercise of voting rights at any such meeting.

62. Under Section 4.07 of the Deposit Agreement, the Depositary shall “vote or cause to be voted the amount of the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.”

63. Upon information and belief, the Insurgent Group either did not request BoNY to set the Record Date or were informed by BoNY that it could not set a Record Date of either August 21 or August 29, 2012 in violation of NYSE Rules.

F.	Proxy Materials Filed with 13D Fail To Include Statements of Intent To Serve

64. Finally, as described above, the proxy statement the Insurgent Group included in NewQuest/CPI’s amended 13D filing leaves out fundamental information concerning a prospective change in control, including statements of intent to serve by the persons the Insurgent Group designated as their directors.

CLAIM FOR RELIEF

65. Plaintiff represents and realleges Paragraphs 1 through 64 as if fully set forth herein.

66. Section 13(d) of the Exchange Act and Rule 13-d promulgated thereunder requires a group that has acquired, directly or indirectly, beneficial ownership of more than 5% of a class of a registered equity security, to file a statement with the SEC, disclosing, inter alia, the identity of its members and any intentions the group may have to influence the Company via its percentage ownership. This statement must also be transmitted to the issuer of the security and to each exchange on which the security is traded. Under Section 13(d), a group is defined as an aggregation of persons or entities who “act... for the purpose of acquiring, holding or disposing of securities ...” such that the members are combined in furtherance of a common objective. 15 U.S.C. § 78m(d)(3).

67. Item 4 of Schedule 13D requires such a group to “describe any plans or proposals which the reporting persons may have which relate to or could result in certain enumerated changes in the management of the company, including the replacement of Board Members and/or key officers.

68. Item 6 of Schedule 13D requires such a group to describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the group and between the group and any person to any securities of the issuer, including but not limited to, among other things, transfer or voting of any of the securities joint ventures, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, understandings or relationships have been entered into

69. Item 7 requires the group to, among other things, file as exhibits to their Schedule 13D copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to the acquisition of control or any of the other matter disclosed in item 4.

70. Rule 13d-2(a) requires that if any material change occurs in the facts set forth in the items described in paragraphs 66 through 69 above or any other part of the Schedule 13D, the group is required to promptly file an amendment disclosing the change. Promptly means promptly. Depending on the circumstances, it can be as soon as the same day and certainly no more than a day or two at most.

71. Rule 13d-(l)(e)(l) give a 13G filer who develops a control intent no more than 10 days to file a 13D and make the comprehensive disclosures required in a 13D

72. As set forth above, in their August 21, 2012 joint 13D filing, the Insurgent Group disclosed that it had entered into a Voting Agreement on August 21, 2012, and on that same day sent a letter to the Company, prepared a Notice of an Emergency General Meeting and Proxy Materials, proposed a slate of nominees and taken other actions to obtain control of the Company.

73. The Insurgent Group did not disclose in its August 21 filing or in any subsequent filing any of the following: (i) the full circumstances when the various members of the Group first communicated with each other to seek control of the Company and the substance of those communications; (ii) the relationships between the members of the Group, (iii) the formation of the Group, (iv) information as to any contracts, arrangements, or understandings between members of the Group or with any other persons with respect to the securities of the Company, including their proposed nominees, and (v) any other future plans or extraordinary corporate transactions they may be planning. 15 U.S.C. § 78m(d)(l); 17 C.F.R. §§ 240.13d-l, 240.13d-101.

74. The purpose of Section 13(d) is, among other things, to permit companies, their shareholders and the investing public generally to (i) be aware of accumulations of blocks of stock in excess of five percent of the outstanding shares of any equity security, (ii) ascertain the background of, and other pertinent information relating to, the holders of such blocks—and the persons who control such holders—with respect to the particular issuer in question, all with a view toward giving shareholders and the public an early alert to the possibility of a change in control and enabling them to make informed investment decisions based upon full disclosure of all relevant and material information concerning persons and the plans of the persons who may seek control.

75. In this case, such disclosure has clearly not been provided, nor did the Insurgent Group promptly amend their prior 2011 13D filings or timely convert their 13G filings as required by law. It is apparent that a group of 13 funds from around the world did not come together on a single day in August 21, 2012, nor did they negotiate and draft a Voting Agreement, proxy materials, and a letter to the Company in a day or two, nor did they identify, speak to and agree upon a slate of nominees in one or two afternoons. There is simply no disclosure of when they came together, what agreements and understandings exist between them and/or with others regarding the Company, its shares, or their plans, or any other material disclosures as set forth above and required under Rule 13D.

76. Nor is there any disclosure in the 13D regarding their requests to the NYSE for a waiver of the 10-day rule contained in § 204.21 of the NYSE Rules, and the Exchange’s rejection of their request, or, if they did not make such requests, disclosure of their failure to do so.. Even if the Insurgent Group believes that, for some reason, it is not bound by § 204.21, at the very least there should be a disclosure as to their discussions with the NYSE, and the fact that the Record Date fixed by them has not been accepted by the NYSE. Nor is there any disclosure of the possible consequences to the Company and its shareholders if shareholders proceed to vote their shares based upon a Record Date, meeting and proxy contest that has not been officially approved and noticed by the Exchange. It would certainly be material to shareholders to know that the Insurgent Group’s actions potentially subject the Company to a range of actions from the NYSE, from a reprimand to the suspension of trading to delisting.

77. Similarly, the Insurgent Group’s 13Ds are devoid of any information regarding their communications with BoNY, including whether they requested BoNY to fix a Record Date and BoNY’s response. Certainly, owners and holders of the ADSs would consider material any communications between the Insurgent Group and the Depositary that affected who can vote and their voting rights, and are entitled to consider the Insurgent Group’s request for their vote in light of the Insurgent Group’s regard or disregard of the terms and conditions of the Depositary Agreement and the Depositary’s response to the Insurgent Group.

78. Finally, the 13D’s misrepresent, or certainly omit, material information regarding their own slate of nominees, including the fact that two current members of the Board, Dr. You-Su Lin and Dr. Young Cao have advised that they would resign from the Board rather than serve with the Insurgent slate, and that the Company’s President James Li has resigned.

79. The Insurgent Group is obligated to correct the foregoing material omissions so that the Company’s shareholders have a full and accurate understanding of all relevant material facts, many of which are exclusively within the knowledge of the Insurgent Group, before being asked to participate in a vote directly affecting the Company and its future.

DECLARATORY AND INJUNCTIVE RELIEF

80. Plaintiff repeats and realleges Paragraphs 1 through 79 as if fully set forth herein.

81. The Court may grant the declaratory and injunctive relief sough herein pursuant to 28 U.S.C. § 2201 and Fed. R.Civ. P. 57 and 65. A substantial controversy exists because defendants are committing flagrant violations of the federal securities laws during an attempt to take control of the Company.

82. Unless relief is issued, as a result of their violations of federal securities law, defendants may succeed in taking control of the Company without shareholders having the opportunity to evaluate the options before them in a fair and even-handed manner.

83. Injunctive and declaratory relief is required, inter alia, (a) declaring violations of Section 13(d) of the Exchange Act, (b) prohibiting defendants from voting their shares and (c) prohibiting defendants from all further action in connection with defendants’ proxy solicitation, until defendants make all corrective disclosures, including the filing of a Schedule 13D, truthfully and accurately disclosing the arrangements between the Insurgent Group members, their communications with the NYSE and BoNY regarding the fixing of a Record Date, and full disclosure regarding their slate of nominees.

84. Plaintiff and the holders of the Company’s shares face the prospect of immediate, severe and irreparable injury should the Insurgent Group be permitted to proceed with their efforts to seek control of the Company, where material information has been omitted and U.S. security holders have been denied the opportunity to evaluate all of the material information that Section 13(d) of the Exchange Act entitles them to receive.

WHEREFORE, plaintiff respectfully requests that this Court enter Judgment against Defendants and in favor of Plaintiff, and that the Court issue an Order:

(a) Declaring that defendants have violated Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(b) Preliminarily and permanently enjoining defendants from taking any further action in their proxy solicitation and holding of an Emergency General Meeting until defendants comply in full with Rule 13(d) and file an amended Schedule 13D making prompt and accurate disclosures, and that such injunction be maintained for an additional period of at least 5 days following such corrective disclosure and filing;

(c) Enjoining Defendants and their agents and employees, preliminarily and permanently, from further violating Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(d) Requiring Defendants to make prompt and appropriate disclosures to correct the unlawful misrepresentations and omissions of a Schedule 13D;

(e) Invalidating any vote in favor of the Insurgent Group prior to the filing of corrective disclosure;

(f) Requiring Defendants to comply with Section 13(d) of the Exchange Act and the rules thereunder by filing an accurate statement on a Schedule 13D;

(g) Awarding the Company the costs and disbursements of this action together with reasonable attorneys’ fees; and

(h) Awarding the Company such other and further relief as the Court may deem just and proper.

Dated:	New York, New York September 10, 2012

DLA PIPER LLP (US)

		By:	/s/ Theodore Altman /s/ Timothy E. Hoeffner /s/ Jonathan Siegfried /s/ Michael P. McMahan
Theodore Altman
Timothy E. Hoeffner
Jonathan Siegfried
Michael P. McMahan

1251 Avenue of the Americas New York, New York 10020
Telephone: (212) 335-4500
Facsimile: (212) 335-4501
E-mail: theodore.altman@dlapiper.com
timothy.hoeffner@dlapiper.com
jonathan.siegfried@dlapiper.com
michael.mcmahan@dlapiper.com

- and -

HUNTON & WILLIAMS LLP

Edward J. Fuhr
Joseph J. Saltarelli
200 Park Avenue
New York, NY 10166
Telephone: (212) 309-1000
Facsimile: (212) 309-1100
Email: efuhr@hunton.com
jsaltarelli@hunton.com

Attorneys for Plaintiff China Hydroelectric Corp.

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